Exhibit 99.2

Subject: Sobi to Acquire CTI

[Dear NAME / INSERT CUSTOMARY GREETING],

Moments ago, we announced that we have entered into a definitive agreement to be acquired by Sobi for $9.10 per share of common stock in an all-cash transaction, representing an implied equity value of approximately $1.7 billion and an 89% premium to CTI’s closing share price on May 9, 2023. The press release for the transaction is attached here.

This transaction delivers a compelling all-cash premium to our shareholders, while positioning CTI to unlock the full potential of VONJO® in treating myeloproliferative disease. As we look to the future, we are excited to benefit from Sobi’s resources, scale and strong international presence while continuing to grow and explore new indications and development opportunities for VONJO.

We hope you share our enthusiasm for this value-creating transaction. If you have questions or otherwise would like to connect, we would be happy to schedule a call.

Thank you, as always, for your support of CTI.

From,

[Adam Craig, CEO // David Kirske, CFO]

Additional Information and Where to Find it

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CTI BioPharma Corp. (“CTI”), nor is it a substitute for any tender offer materials that CTI or Swedish Orphan Biovitrum AB (together with its subsidiaries, “Sobi”) will file with the SEC. A solicitation and an offer to buy shares of CTI will be made only pursuant to an offer to purchase and related materials that Sobi intends to file with the SEC. At the time the tender offer is commenced, Sobi will file a Tender Offer Statement on Schedule TO with the SEC, and CTI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CTI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CTI at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Sobi or CTI. Free copies of these materials and certain other offering documents will be made available by CTI by mail to CTI BioPharma Corp., 3101 Western Ave #800, Seattle, WA 98121, Attention: Investor Relations, by email at invest@ctibiopharm.com, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials. Copies of the documents filed with the SEC by CTI will be available free of charge under the “Investor Relations” section of CTI’s internet website at https://investors.ctibiopharma.com/.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sobi and CTI file periodic reports and other information with the SEC. Sobi’s and CTI’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This communication contains forward-looking statements related to CTI, Sobi and the proposed acquisition of CTI by Sobi (the “Transaction”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, CTI’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transaction; statements about the expected timetable for completing the transaction; CTI’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of CTI and Sobi, the ability to successfully commercialize VONJO and generate future revenues with respect to VONJO, and the anticipated timing of the closing of the Transaction.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of CTI’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Sobi may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in CTI’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by CTI and the Schedule TO and related tender offer documents to be filed by Sobi and Cleopatra Acquisition Corp., a wholly owned subsidiary of Sobi. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to CTI and Sobi, and CTI and Sobi disclaim any obligation to update the information contained in this communication as new information becomes available.

2